SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 21)

                    Of S.G.I. Partners, L.P.

                          SCHEDULE 13D

                       (Amendment No. 11)

          Of S.G.I. Partners, L.P. and Peter R. Kellogg

                          SCHEDULE 13D

                        (Amendment No.7)

                       Of Peter R. Kellogg

            Under the Securities Exchange Act of 1934


              National Discount Brokers Group, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                           635646-10-2
                         (CUSIP Number)

                      S.G.I. Partners, L.P.
                          120 Broadway
                       New York, NY 10271
                         (212) 433-7000

                        Peter R. Kellogg
                          120 Broadway
                    New York, New York 10271
                         (212) 433-7000
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                (Continued on following page(s))

                        Page 1 of 6 Pages


                        January 12, 1999
     (Date of event which requires filing of this statement)

Cusip No. 635646-10-2
_____________________________________________________
1.  NAME OF REPORTING PERSON
   S.G.I Partners, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     112972100
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b)
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE AND AMOUNT OF FUNDS  W

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E) N/A
_____________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
_____________________________________________________
7. SOLE VOTING POWER NUMBER OF SHARES 3,441,200
________________________________________________
8. SHARED VOTING POWER 0
________________________________________________
9. SOLE DISPOSITIVE POWER 3,441,200
________________________________________________
10.SHARED DISPOSITIVE POWER 0
_____________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,441,200

_____________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
_____________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     24.6%
_____________________________________________________
14.  TYPE OF REPORTING PERSON PN
_____________________________________________________

1. NAME OF REPORTING PERSON Peter R. Kellogg

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b)
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE AND AMOUNT OF FUNDS  PF


____________________________________________________


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E) N/A
_____________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION  USA

Number of Shares Beneficially Owned by Each Reporting Person With
_____________________________________________________
7. SOLE VOTING POWER NUMBER OF SHARES 2,643,700
________________________________________________
8. SHARED VOTING POWER 21,500
________________________________________________
9. SOLE DISPOSITIVE POWER 2,643,700
________________________________________________
10.SHARED DISPOSITIVE POWER 21,500
_____________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,665,200
___________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
_____________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.05%
_____________________________________________________
14.  TYPE OF REPORTING PERSON IN
_____________________________________________________
Preliminary Note
This statement constitutes (a) Amendment No. 21 to the Statement on Schedule 13D originally filed (the "Original Statement") by S.G.I. Partners, L.P., a Delaware limited partnership ("SGI"),
(b) Amendment No. 11 to Schedule 13D filed by the group (subject to the following paragraph) comprised of SGI and Peter R. Kellogg, and (c) Amendment No. 7 to Schedule 13D filed on behalf of Peter R. Kellogg.
     The filing of this Combined Statement/Amendment is not and shall not be deemed to be an admission that SGI or Peter R. Kellogg, comprise a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934.
     This Combined Statement/Amendment is filed to reflect the recent transactions in the security.

Item 1. Security and Issuer
This Combined Statement/Amendment relates to the Common Stock, par value $.01 (the "Common Stock"), of National Discount Brokers Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 10 Exchange Place, Jersey City, New Jersey, 07302.

Item 2.  Identity and Background
The persons filing this Combined Statement/Amendment are (a) SGI and (b) Peter R. Kellogg. This statement contains information regarding shares of Common Stock owned by I.A.T. Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock, and the Peter R. and Cynthia K. Kellogg Foundation (the "Foundation"), a charitable entity of which Peter R. Kellogg is a trustee. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned personally and by IAT, and has shared dispositive and voting power with respect to the shares of Common Stock owned by the Foundation. Although shares of Common Stock owned by IAT and the Foundation may be deemed to be beneficially owned by Mr. Kellogg, the filing of this Statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that the Foundation and IAT, or any other person or persons refereed to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), and the rules and regulations thereunder. (the "Rules").

SGI's business address is:
          120 Broadway
          New York, New York 10271

The Foundation's business address is
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

Mr. Kellogg's principal occupation is:
Senior Managing Director
Spear, Leeds & Kellogg
120 Broadway
New York, New York 10271

IAT's address is:
          c/o Spear, Leeds & Kellogg
          120 Broadway
          New York, New York 10271

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4.  Purpose of Transaction

     Sales of securities were effected by SGI pursuant to SEC
Rule 144 for the purpose of satisfying the liquidity needs of SGI and its partners.

     Neither SGI, Mr. Kellogg, IAT, nor the Foundation, as stockholders, have plans or proposals which relate to or which would result in any of the actions in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
     (a) As of January 13, 1999, SGI beneficially owned directly an aggregate of 3,441,200 shares of Common Stock, constituting 24.6% of the 13,991,055 shares outstanding. As of January 13, 1999, Peter Kellogg beneficially owned directly and indirectly through IAT and the Foundation an aggregate of 2,665,200 shares of Common Stock, constituting 19.05% of the Common Stock outstanding. Of those shares, 793,700 were owned by Mr. Kellogg personally, 1,850,00 shares were owned by IAT, and 21,500 shares were owned by the Foundation.
     (b) SGI has sole dispositive power with respect to the 3,441,400 shares that it owns. Peter R. Kellogg has sole dispositive power with respect to the 2,643,700 shares of Common Stock that he and IAT own, and Mr. Kellogg has shared dispositive and voting power with respect to the shares of Common Stock owned by the Foundation.
     (c) The following table sets forth information with respect to all sales of Common Stock by SGI since November 13, 1998. There were no purchases by any of the reporting persons during the period covered by this Amendment.

SGI
Date of        Number of      Price          Type of
Transaction    Shares         Per Share      Transaction

01/11/99       105,000        20.69          Open Market Sale
01/12/99       59,100         22.91          Open Market Sale
01/12/99       310,000        22.51          Open Market Sale
01/13/99       28,200         19.78          Open Market Sale
01/13/99       56,500         21.15          Open Market Sale


Item 6. Contract Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A
Item 7.  Material to be filed as Exhibits
     None.
                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated:  January 14, 1999

 Peter R. Kellogg                         SGI Partners, L.P.
Peter R. Kellogg                         SGI Partners, L.P.